OMB APPROVAL
OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bio-logic Systems Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

090909 10 2

(CUSIP Number)

Gabriel Raviv, Ph.D.

Bio-logic Systems Corp.

One Bio-logic Plaza

Mundelein, IL 60060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090909 10 2	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gabriel Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 497,679 8. Shared Voting Power 295,708 9. Sole Dispositive Power 497,679 10. Shared Dispositive Power 295,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.27% (based on 6,814,370 shares of Common Stock outstanding as of December 6, 2005).
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090909 10 2	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dorit Raviv
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 315,187 8. Shared Voting Power 295,708 9. Sole Dispositive Power 315,187 10. Shared Dispositive Power 295,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,574
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.27% (based on 6,814,370 shares of Common Stock outstanding as of December 6, 2005).
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090909 10 2	Page 4 of 9

*Explanatory Note: This First Amended Statement (this “First Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Gabriel Raviv and Dorit Raviv (together, the “Reporting Persons”) on February 17, 2005 (the “Initial Statement”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend and restate information previously reported by the Reporting Persons in the Initial Statement, solely as a result of the Reporting Persons having entered into voting agreements, dated as of October 16, 2005, with Natus Medical Incorporated (“Natus”), in connection with the proposed merger of a wholly-owned subsidiary of Natus with and into Bio-logic Systems Corp.

Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Bio-logic Systems Corp. (the “Issuer”), and the principal executive offices of the Issuer are located at One Bio-logic Plaza, Mundelein, IL 60060.

*	The share and exercise price data contained in this Schedule 13D has been adjusted to reflect the 3-for-2 stock split of the Common Stock effected as a 50 percent stock dividend on February 11, 2005 to stockholders of record as of January 26, 2005.

Item 2. Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

Name:	Gabriel Raviv
Principal Address:	c/o Bio-logic Systems Corp.,
One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Chief Executive Officer
Citizenship:	United States

Name:	Dorit Raviv
Principal Address:	c/o Bio-logic Systems Corp.,
One Bio-logic Plaza, Mundelein, IL 60060
Principal Occupation:	Clinical Psychologist
Citizenship:	United States

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 090909 10 2	Page 5 of 9

Item 3. Source and Amount of Funds or Other Consideration

The Issuer entered into an Agreement and Plan of Merger, dated as of October 16, 2005, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Natus Medical Incorporated (“Natus”) that provides for the merger of a wholly-owned subsidiary of Natus with and into the Issuer (the “Merger”). If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Natus. As an inducement for Natus to enter into the Merger Agreement and in consideration thereof, certain of the Issuer’s executive officers and their respective spouses, including the Reporting Persons, Raviv Family Limited Partnership (“RFLP”), and all of our directors (collectively, the “Securityholders”), each entered into a separate voting agreement with Natus, dated October 16, 2005, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of the Issuer’s common stock beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of the exercise of stock options) in favor of the Merger and related matters. Each of these Securityholders also granted Natus an irrevocable proxy granting Natus the right to vote such shares in favor of such matters. Natus did not pay any additional consideration to the Securityholders in exchange for their entry into the voting agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the voting agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the form of voting agreement included as Exhibit 2 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction

Gabriel Raviv and Dorit Raviv acquired the shares of Common Stock for general investment purposes. Subject to certain restrictions on the transfer of securities set forth in their voting agreements, as described below, Gabriel Raviv and Dorit Raviv may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock. Except as described below, neither Gabriel Raviv nor Dorit Raviv, each in their capacity as an investor in securities of the Issuer, has a plan or proposal with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of this Statement.

Pursuant to, and subject to the terms of, the voting agreements, each of the Reporting Persons has agreed to vote the shares of the Issuer’s common stock for which it has voting power:

•	in favor of the approval of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger;

•	against any of the following (other than the Merger): (1) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its subsidiaries, (2) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the Issuer’s assets or any of its subsidiaries’ assets, other than in the ordinary course of business, (3) any sale, exchange, transfer, or other disposition of 16% or more of any class of the Issuer’s equity securities or any class of its subsidiaries’ equity securities, (4) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 16% or more of any class of the Issuer’s equity

CUSIP No. 090909 10 2	Page 6 of 9

securities or of any of its subsidiaries’ equity securities, (5) any solicitation in opposition to the adoption of the Merger Agreement by the Issuer’s stockholders, or (6) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger; and

•	against any other matter that might reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement.

The Reporting Persons have also granted to certain officers of Natus their irrevocable proxies for the above actions. The Reporting Persons have agreed not to transfer, grant an option with respect to, exchange, pledge or otherwise dispose of or encumber their shares other than to certain permitted transferees, provided that Gabriel Raviv may sell up to 73,125 shares acquired upon the exercise of his stock options. The Reporting Persons also agreed not to, directly or indirectly, grant any proxies or power of attorney with respect to any of their shares, deposit any of their shares in a voting trust, enter into a voting agreement other than their voting agreements with Natus, enter into any similar arrangement or commitment with respect to any of their shares, or take any action that would be a breach of any representation or warranty in the voting agreements.

Upon the consummation of the Merger or the termination of the Merger Agreement, the voting agreements will terminate.

Item 5. Interest in Securities of the Issuer

(a)	As of December 6, 2005, Gabriel Raviv and Dorit Raviv beneficially own 1,108,574 shares of Common Stock, which represent 16.27% of the 6,814,370 shares of Common Stock outstanding as of December 6, 2005. Of the shares beneficially owned by Gabriel Raviv and Dorit Raviv, they beneficially own (i) 379,554 shares of Common Stock held by Gabriel Raviv directly (including 22,500 shares of restricted stock issued pursuant to an agreement in the form attached hereto as Exhibit 3), over which he has sole voting and dispositive control (subject to the voting agreements), and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), (ii) 295,708 shares of Common Stock held by RFLP, over which Gabriel Raviv and Dorit Raviv have shared voting and dispositive control (subject to the voting agreements) as the managing general partner and general partner, respectively, (iii) 315,187 shares of Common Stock held by Dorit Raviv directly, over which she has sole voting and dispositive control (subject to the voting agreements), and which Gabriel Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, (iv) 45,000 shares of Common Stock held by the Gil Raviv Family Trust, of which Gabriel Raviv is trustee and has sole voting and dispositive control (subject to the voting agreements), and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act, and (v) 73,125 shares of Common Stock underlying options exercisable within 60 days over which Gabriel Raviv has sole voting and dispositive control (subject to the voting agreements) and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act.

(b)	As of December 6, 2005:

Subject to the voting agreements, Gabriel Raviv has sole power to vote and to dispose of 497,679 shares of Common Stock, and shared power with Dorit Raviv to vote and dispose of 295,708 shares of Common Stock.

CUSIP No. 090909 10 2	Page 7 of 9

Subject to the voting agreements, Dorit Raviv has sole power to vote and to dispose of 315,187 shares of Common Stock, and shared power with Gabriel Raviv to vote and to dispose of 295,708 shares of Common Stock.

(c)	Other than their entry into the voting agreements, neither of the Reporting Persons have engaged in transactions in the Common Stock during the past 60 days from the date hereof.

(d)	On December 1, 2001, Gabriel Raviv and Dorit Raviv (collectively, the “General Partners”) entered into a limited partnership agreement (the “Partnership Agreement”) (see Exhibit 4 hereto) with each of the General Partners’ three children, Ronnie Raviv, Tal Raviv and Jonathan Raviv (collectively, the “Limited Partners” and together with the General Partners, the “Partners”), providing for the formation of the Raviv Family Limited Partnership, an Illinois limited partnership (the “Partnership”), the object and purpose of which is to acquire, own, manage and dispose of investment assets. All decisions regarding the management and operations of the business and property of the Partnership are made by Gabriel Raviv as managing general partner. On October 16, 2003, the General Partners and the Limited Partners entered into the First Amendment to the Partnership Agreement (see Exhibit 4 hereto) to provide for mandatory, additional capital contributions by the Partners upon the receipt of notice from the General Partners regarding the same. The Partnership Agreement provides that all items of income, gain, loss, deduction and credit to the Partnership shall be allocated among the Partners in the same proportion as their respective interests. Therefore, dividends received from, or the proceeds from the sale of, the shares of Common Stock held by the Partnership shall be allocated among the Partners in the same proportion as their respective interests.

As of December 6, 2005, 45,000 shares of Common Stock are held by the Gil Raviv Family Trust, of which Gabriel Raviv is trustee and has sole voting and dispositive control, and which Dorit Raviv is deemed to beneficially own pursuant to Rule 13d-5(b)(1) under the Act. Neither Gabriel Raviv nor Dorit Raviv have the power to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the voting agreements with, and irrevocable proxies granted to, Natus are described under Item 4 above. The voting agreements also apply to any shares of the Issuer’s common stock acquired by the Reporting Persons after the date of such voting agreements, provided that Gabriel Raviv may sell up to 73,125 shares acquired upon the exercise of his stock options.

In March 2004, the Issuer entered into an employment agreement with Gabriel Raviv (the “Raviv Agreement”) (see Exhibit 5 hereto). The Raviv Agreement is for an initial term of four years and is renewable for successive two-year terms thereafter, and provides for salary, benefits and bonuses determined at the discretion of the Issuer’s Board of Directors. The Raviv Agreement also provides that Gabriel Raviv is eligible to receive stock awards under the Issuer’s 1994 Stock Option Plan, as amended (the “1994 Stock Option Plan”), or such other stock plan or equity incentive plan adopted by the Issuer and in effect from time to time. Any such stock awards will be made at the discretion of the administrator of such stock plan and the awards shall be subject to the terms of the plan and the applicable award agreement.

CUSIP No. 090909 10 2	Page 8 of 9

As of December 6, 2005, Gabriel Raviv holds options to acquire an aggregate of (a) 114,376 shares of Common Stock granted under the 1994 Stock Option Plan (see Exhibit 6 hereto), and (b) 71,250 shares of Common Stock granted under the Issuer’s 2004 Stock Incentive Plan (the “2004 Stock Incentive Plan”) (see Exhibit 7 hereto). All such options were granted pursuant to stock option agreements entered into by Gabriel Raviv (see Exhibit 8 for grants made under the 1994 Stock Option Plan, and Exhibits 9 and 10 for grants made under the 2004 Stock Incentive Plan). The material terms of Gabriel Raviv’s options outstanding as of December 6, 2005 are set forth in the table below.

Number of Underlying Shares	Exercisable (1)	Exercise Price	Grant Date	Expiration Date	Name of Equity Incentive Plan
13,125	13,125	3.30	6/5/2001	6/5/2006	1994 Stock Option Plan
938	938	3.718	8/23/2001	8/23/2006	1994 Stock Option Plan
45,000	22,500	3.2267	7/10/2002	7/10/2007	1994 Stock Option Plan
1,875	938	3.1533	8/22/2002	8/22/2007	1994 Stock Option Plan
50,625	16,875	3.6133	8/25/2003	8/25/2008	1994 Stock Option Plan
2,813	938	3.6133	8/25/2003	8/25/2008	1994 Stock Option Plan
67,500	16,875	4.2933	7/22/2004	7/22/2009	2004 Stock Incentive Plan
3,750	938	4.2933	7/22/2004	7/22/2009	2004 Stock Incentive Plan

(1)	All options vest in four equal annual installments commencing one year from the grant date.

The 22,500 shares of restricted stock held directly by Gabriel Raviv vest in four equal annual installments commencing on July 21, 2006.

See Item 5(d) above for a description of the Raviv Family Limited Partnership for which Gabriel Raviv serves as managing general partner and Dorit Raviv serves as general partner.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of October 16, 2005, by and among Bio-logic Systems Corp., Natus Medical Incorporated and Summer Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2005).

2.	Form of Voting Agreement entered into by and between Natus Medical Incorporated and certain stockholders of Bio-logic Systems Corp. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on October 17, 2005).

3.	Form of Restricted Stock Agreement under the Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 27, 2005).

4.	Limited Partnership Agreement of the Raviv Family Limited Partnership by and among Gabriel Raviv, Dorit Raviv, Ronnie Raviv, Tal Raviv and Jonathan Raviv, dated December 1, 2001 (the “Partnership Agreement”), and the First Amendment to the Partnership Agreement dated October 16, 2003 (incorporated by reference to Exhibit 7 to the Reporting Persons’ statement on Schedule 13D filed with the Commission on February 17, 2005).

5.	Employment Agreement by and between the Issuer and Gabriel Raviv, dated as of March 1, 2004 (incorporated by reference to Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 29, 2004).

CUSIP No. 090909 10 2	Page 9 of 9

6.	1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-8 as filed with the Securities and Exchange Commission (the “Commission”) on September 17, 1997 (Registration No. 333-35773)).

7.	Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-8 as filed with the Commission on September 20, 2004 (Registration No. 333-119115) (the “2004 Registration Statement”)).

8.	Form of Incentive Stock Option Agreement under the 1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 3 to the Reporting Persons’ statement on Schedule 13D filed with the Commission on February 17, 2005).

9.	Form of Non-Qualified Stock Option Agreement under the Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.6 to the 2004 Registration Statement).

10.	Form of Incentive Stock Option Agreement under the Bio-logic Systems Corp. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.7 to the 2004 Registration Statement).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
December 6, 2005

/s/ Gabriel Raviv
Gabriel Raviv

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
December 6, 2005

/s/ Gabriel Raviv, as Attorney-in-Fact
Dorit Raviv